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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period February 24, 2003

SANPAOLO IMI S.p.A.
(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

SANPAOLO IMI GROUP

Cirio: SANPAOLO IMI hopes for quick conclusion of the inquiries and confirms full confidence in the Bank's management

        Turin, 24th February 2004—The Executive Committee of SANPAOLO IMI, meeting today, took notice of the recent news concerning the launch of inquiries into the management of the Bank concerning Cirio and expressed its unanimous appreciation for the work undertaken by the Group's Chairman, Rainer Masera, and Managing Director, Luigi Maranzana, which have always behaved correctly and clearly. The Committee expressed the conviction that the wide-ranging and objective investigation which the magistrate is conducting will quickly proceed to the recognition of the full correctness of the behaviour taken at various levels by the Bank's management and the full confidence in the future is renewed.

        INVESTOR RELATIONS investor.relations@sanpaoloimi.com -Telefax +39 011 5552989 www.grupposanpaoloimi.com Dean Quinn (+39 011 5552593) Damiano Accattoli (+39 011 5553590) Alessia Allemani (+39 011 5556147) Anna Monticelli (+39 011 5552526) Cristina Montarolo  (+39 011 5555907) Andrea Filtri (+39 011 5556965)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.
Date: February 24, 2003	By:	/s/ GIORGIO SPRIANO
	Name:	Giorgio Spriano
	Title:	Head of Company Secretariat

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SANPAOLO IMI GROUP
SIGNATURES